Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Cryoport, Inc. for the registration of common stock, preferred stock, debt securities, depositary shares, warrants, purchase contracts, units, 3.00% Convertible Senior Notes due 2025, common stock issuable upon the conversion of the Convertible Senior Notes and common stock issuable upon the conversion of 4.0% Series C Convertible Preferred Stock and to the incorporation by reference therein of our reports dated February 28, 2023, with respect to the consolidated financial statements of Cryoport, Inc., and the effectiveness of internal control over financial reporting of Cryoport, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California

December 15, 2023